UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.  20549

                             ____________

                             SCHEDULE 13D


              UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. 4)

                            PHOTOCOMM, INC.
_____________________________________________________________
                            (Name of Issuer)

                   Common Stock Par Value $.10 Each
_____________________________________________________________
                    (Title of Class of Securities)

                              719319-10-5
_____________________________________________________________
                             (CUSIP Number)
                        Jill B. W. Sisson, Esq.
                     General Counsel and Secretary
                         ACX Technologies, Inc.
                     16000 Table Mountain Parkway
                         Golden, Colorado 80403

                             (303) 271-7000
______________________________________________________________
                 (Name, Address and Telephone Number of
                  Person Authorized to Receive Notices and
           Communications)


                            July 18, 1997
_______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule
13G
to report the acquisition which is the subject of this Schedule
13D,
and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement
//.
_______________________________________________________________
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            William K. Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  /   (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                         9,142,499*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                            9,142,499*
        WITH
-                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                                       * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         9,142,499 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.4%

14       TYPE OF REPORTING PERSON
         IN
______________________________________________________________
1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Joseph Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

               (a) /  /  (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                          9,142,499*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                             9,142,499*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                                       * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         9,142,499 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.4%

14       TYPE OF REPORTING PERSON
         IN
________________________________________________________________
 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter H. Coors

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) /  / (b) /x /

 3          SEC USE ONLY

 4          SOURCE OF FUNDS


 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

 6          CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
                               7     SOLE VOTING POWER

                                        9,142,499*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                           9,142,499*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                                       * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         9,142,499 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.4%

14       TYPE OF REPORTING PERSON
         IN
_______________________________________________________________
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Joseph Coors, Jr.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a) /  / (b) /x /

3          SEC USE ONLY

4          SOURCE OF FUNDS


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                               7     SOLE VOTING POWER

                                        9,142,499*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                          9,142,499*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                                    * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         9,142,499 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.4%

14       TYPE OF REPORTING PERSON
         IN
_______________________________________________________________
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jeffrey H. Coors

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a) /  / (b) /x /

3          SEC USE ONLY

4          SOURCE OF FUNDS

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)  /  /

6          CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
                               7     SOLE VOTING POWER

                                        9,142,499*
      NUMBER OF
       SHARES                  8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                              -0-*
         BY
        EACH                   9     SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                          9,142,499*
        WITH
                              10     SHARED DISPOSITIVE POWER
                                           -0-*
                                    * See Item 5(b).

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
         9,142,499 (see Item 5(a))

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    /  /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         56.4%

14       TYPE OF REPORTING PERSON
         IN

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 4, dated August 1, 1997 (this "Amendment"), amends and restates the original Schedule 13D, dated August 26, 1996 (the "Schedule 13D"), previously amended by Amendment No. 3, dated February 7, 1997, previously amended by Amendment No. 2, dated November 25, 1996, and previously amended by Amendment No. 1, dated November 20, 1996. This Amendment relates to the Common Stock par value $.10 (the "Common Stock") of Photocomm, Inc. (the "Company"), whose principal executive offices are located at 7681
E. Gray Road, Scottsdale, Arizona 85260. The Company is engaged primarily in the development, manufacturing and marketing of photovoltaic (solar electric) power systems and related products.


ITEM 2. IDENTITY AND BACKGROUND

(a) This Amendment is filed on behalf of each of the following persons, who together may comprise one or more groups under
Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") with respect to the Common Stock described in this
Schedule:

     William K. Coors
     Joseph Coors
     Peter H. Coors
     Joseph Coors, Jr.
     Jeffrey H. Coors

The filing persons are making a single joint filing pursuant to Rule 13d-1(f)(2) although the filing persons do not expressly affirm the existence of any group.

The filing persons are trustees of various Coors family trusts that together own a majority of the outstanding common stock of ACX Technologies, Inc. ("ACX"), the parent company of Golden Technologies Company, Inc. ("GTC") which directly owns 8,612,447 of the 9,142,499 shares of the Common Stock reported in this Amendment. The remaining 530,052 shares of Common Stock are directly owned by ACX.

(b) The business address of William K. Coors, Joseph Coors and Peter H. Coors is c/o Adolph Coors Company, Golden, Colorado 80401. The business address of Jeffrey H. Coors and Joseph Coors, Jr. is c/o ACX Technologies, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403.

(c) The present principal occupation or employment of each filing person and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

     William K. Coors   Chairman of the Board of ACX,
          16000 Table Mountain Parkway,
          Golden, Colorado 80403;
          Chairman of the Board and President of
          Adolph Coors Company, the holding company for the Coors' beer business, Golden, Colorado 80401

     Joseph Coors   Director Emeritus of ACX, for
          principal business and address, see above;
          Vice Chairman of the Board of Adolph Coors
          Company, the holding company for the Coors' beer business, for address, see above.

     Peter H. Coors   Vice President, Secretary, and a
          director of Adolph Coors Company, for principal business and address, see above;
          Chief Executive Officer of Coors Brewing Company, brewery, Golden, Colorado 80401, a subsidiary of Adolph Coors Company.

     Joseph Coors, Jr.   President (member of the Office
          of the President) and a director of ACX, for principal business and address, see above.

     Jeffrey H. Coors   President (member of the Office
          of the President) and a director of ACX, for principal business and address, see above.

(d) and (e) None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

(f) All of the above named individuals are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The filing persons have been advised Golden Technologies Company, Inc. ("GTC"), a wholly-owned subsidiary of ACX Technologies, Inc.("ACX") obtained funds to acquire the 8,612,447 shares of the Company from its own cash and by advances from ACX. ACX purchased the remaining 530,052 shares of Common Stock and advanced funds to GTC from funds from its operations and an existing line of credit.

ITEM 4.  PURPOSE OF TRANSACTION

As previously reported on November 19, 1996, GTC signed a Stock Purchase Agreement (the "Agreement") with the Company and The New World Power Corporation ("NWP") pursuant to which GTC agreed to acquire, subject to conditions set forth in the Agreement, 6,612,447 shares of Common Stock of the Company from NWP and 2,000,000 shares of Common Stock directly from the Company or, if the Company elected, up to 1,000,000 shares from certain senior executives of the Company and Programmed Land, Inc. ("PLI"), a shareholder and the balance from the Company.

On November 21, 1996, NWP sold 6,612,447 shares for an aggregate price of $11,292,500; 1,000,000 shares were sold by the Company and 450,000 shares of Common Stock were sold by each of Robert Kauffman and PLI and 50,000 shares were sold by each of Thomas C. LaVoy and Myron Anduri to GTC. All shares were purchased for $2.75 per share. Following the acquisition of the Common Stock pursuant to the Agreement, GTC owned approximately 53.1 percent of the issued and outstanding Common Stock. ACX also directly owns 30,000 shares of Common Stock that were purchased on the open market in September 1996.

At the Annual Meeting of Shareholders held on January 31, 1997, four designees of GTC, Jed J. Burnham, Jeffrey H. Coors, John K. Coors and Gerrit J. Wolfaardt and three designees of the Company were elected to the Board of Directors. Jeffrey H. Coors was elected Chairman of the Board. In addition, the following GTC designees were elected as officers of the Company: John K. Coors, President and Chief Executive Officer; Jeffrey C. Brines, Vice President, Chief Financial Officer and Secretary; and J. Michael Davis, Vice President. J. Michael Davis was appointed Chief Operating Officer on May 20, 1997.

On February 3, 1997, the Board of Directors changed its certifying accountant by appointing Price Waterhouse LLP as independent accountants and the Company changed its fiscal year end to a calendar year ending on December 31 of each year. The transition period from September 1, 1996 to December 31, 1996 will be reported on Form 10-QSB.

On July 18, 1997, pursuant to a settlement agreement with Robert Kauffman and Thomas LaVoy, ACX purchased 197,000 shares of Common Stock and 35,763 shares of Series A 12% Convertible Preferred Stock ("Series A")and 40,000 shares of Series AA 11% Convertible Preferred Stock ("Series AA") at $2.75 per common share or common share equivalent. Each share of the Series A and the Series AA is convertible into 4 shares of Common Stock at ACX's option at any time. As a part of the settlement agreement, ACX also made a 3-year $2 million non-recourse loan to Mr. Kauffman secured by his remaining 1 million shares of Common Stock. Robert Kauffman resigned from the Board of Directors.

Except as described herein, the filing persons have no present plan or proposal that relates or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except as referenced above;

(b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors of the Company or management of the Company, except as referenced above;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any material change in the Company's business or corporate structure;

(g) any change in the Company's Charter or bylaws, or other action which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange;

(i) a class of equity securities of the company becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(j)  any action similar to any of the foregoing.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The filing persons as trustees of various Coors family trusts that own a majority of the outstanding common stock of ACX have shared power to vote and shared power of disposition of 9,142,499 shares of Common Stock which includes the number of shares of Common Stock that ACX would receive upon the conversion of the Series A and Series AA. ACX beneficially owns approximately 56.4% of outstanding shares of Common Stock based on 16,209,744 shares of Common Stock outstanding as of April 30, 1997 as set forth in the Company's Form 10-QSB for the quarter ended March 31, 1997.

(c) None of the filing persons have effected any transactions in shares of the Common Stock during the past 60 days.

(d) Each of the filing persons affirms that no person other than GTC and/or ACX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)  Not applicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

The purchase of the stock by ACX on July 17, 1997, described herein is in connection with the previously disclosed agreement between ACX and Robert Kauffman regarding ACX's purchase of shares of Common Stock from Mr. Kauffman upon his termination of employment with the Company. ACX has made a 3-year $2 million non-recourse loan to Mr. Kauffman secured by his remaining 1 million shares of Common Stock. A copy of the promissory note is attached hereto as Exhibit 3 and a copy of the stock pledge agreement is attached hereto as Exhibit 4.

Except as otherwise described herein, no filing person is a party to any contract, arrangement or understanding with respect to the Common Stock of the Company.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Stock Purchase Agreement dated August 16, 1996, between Golden Technologies Company, Inc. and the New World Power
Corporation (See Exhibit 1 filed with Schedule 13D).

Exhibit 2 - Form of Executive Compensation Agreement between the
Company and Robert R. Kauffman (See Exhibit 2 filed with
Amendment No. 1 to Schedule 13D).

Exhibit 3 - Promissory Note, dated July [15], 1997, by and between ACX and Robert Kauffman.

Exhibit 4 - Stock Pledge Agreement, dated July 15, 1997, by and between ACX and Robert Kauffman.

Exhibit 5 - Joint Filing Statement (included in signature page).

Exhibit 6- Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Pursuant to Rule 13d-1(f)(2) this Schedule 13D is filed jointly on behalf of each of the signatories.

Dated:  August 1, 1997.

  /s/ Jill B.W. Sisson
______________________________
  Jill B.W. Sisson, Attorney-in-Fact
  for William K. Coors, Joseph Coors,
  Peter H. Coors, Joseph Coors, Jr. and
  Jeffrey H. Coors